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03032263

September 12, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

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RETURN RECEIPT REQUESTED

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2003
181
WASH. D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company dated September 11, 2003, which has been published by the Company since our last submission of August 29, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Enclosure

dlw 9/25

DOCSNY1:873244.1

FILE NO.
82-3907

Press Information

Flughafen Wien AG:

New passenger record in August

In August 2003 Vienna International Airport handled a total of 1,307,200 passengers. This not only represents an increase of 8.1% over the comparable prior year period, but also a new record. For the first time in its history, Vienna International Airport handled more than 1.3 million passengers in a single month. This development underscored the upturn in passenger volume that started in June 2003.

During the reporting period flight movements rose by 3.1%, maximum take-off weight (MTOW) grew by 1.8% and the number of transfer passengers increased by 0.9%. Cargo turnover remained below expectations with a decline of 0.8%.

Scheduled traffic also showed differing development by region in August. Growth was recorded in travel to destinations throughout Europe (+7.9%) and North America (+9.0%), but the number of passengers to the Far East (-7.3%) and Near and Middle East (-10.4%) continued to decline.

From January to August 2003, the number of passengers rose by 4.3%. Flight movements also increased by 4.3% and maximum take-off weight (MTOW) showed a plus of 5.0%. The number of transfer passengers increased by 1.0% and cargo by 8.9%.

	August 2003	Change in %	January to August 2003	Change in %
Passengers:	1,307,200	+8.1	8,286,595	+4.3
Transfer passengers:	422,666	+0.9	2,773,738	+1.0
Maximum take-off weight (in tonnes):	485,960	+1.8	3,463,751	+5.0
Flight movements (arrival + departure):	17,528	+3.1	129,036	+4.3
Cargo in tonnes (air cargo and trucking):	13,275	-0.8	110,023	+8.9

For additional information contact: Hans Mayer (+43-1-)7007 23000

18/03 ... M/MY ... 11 September 2003